May 11, 2011

VIA EDGAR

United States Securities
  and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Amanda Ravitz
                  Assistant Director

Re:          File No. 333-170008
Internal Fixation Systems, Inc.

Dear Ms. Ravitz:

Internal Fixation Systems, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 5 p.m. on May 13, 2011 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that (i) should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

INTERNAL FIXATION SYSTEMS, INC.

By:	/s/ Stephen Dresnick
Stephen Dresnick
Chairman and Chief Executive Officer